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SEC Mail Processing Section

MAR 02 2021

Washington DC 413

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-70066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASPIRATION FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4551 GLENCOE AVE, SUITE 300

(No. and Street)

(City) (State) 90292 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC.

(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Shuckerow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASPIRATION FINANCIAL, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aspiration Financial, LLC

Report Pursuant to Rule 17a-5(d)
Financial Statement

For the Fiscal Year Ended December 31, 2020

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Aspiration Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aspiration Financial, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 26, 2021

Aspiration Financial, LLC

Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	4,411,169
Cash - exclusive benefit of customers		1,500,000
Interest receivable		56,894
Fees receivable		619,551
Due from customers		799,496
Other assets		117,441
Unsecured negative balances, net		-
TOTAL ASSETS	$	7,504,551
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,510,265
Due to Parent		444,182
Deferred revenue		196,916
Payable to customers		884,355
TOTAL LIABILITIES		3,035,718
MEMBER'S EQUITY		4,468,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,504,551

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
For the Fiscal Year January 1, 2020 to December 31, 2020

1. Organization and Nature of Business

Aspiration Financial, LLC (the Company), is a wholly owned subsidiary of Aspiration Partners, Inc. The Company is a registered Broker Dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC" or "Commission"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary operations consist of maintaining sweep deposit accounts and a bank sweep program pursuant to SEC rule 15c3-3.

2. Summary of Significant Accounting Policies

a) Accounting Policies

The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets U.S. generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of the financial statements.

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Company is subject to the SEC Customer Protection Rule (Rule 15c3-3). Cash segregated and on deposit for regulatory purposes consists of cash deposits in a special reserve bank account for the exclusive benefit of customers.

c) Revenue Recognition

Interest income is accrued as earned. Interest income is generated primarily from deposits in the firm's qualified bank sweep program. Interest is paid daily on cash balances included in the sweep program and monthly on the Company's operating accounts. The Company accrues a liability for the portion of the sweep interest that is payable to the customers at the end of the month, and the Company recognizes the balance as their own interest income.

Interchange and international fee income represents revenues from electronic transactions made by customers in the Company's cash management program. Merchants who accept debit card, ACH, or ATM transactions are charged a fee by the servicing organization ("Galileo"). The Company shares a portion of this fee with Galileo. Income is accrued for transactions as they occur, and are usuually collected the next day from Galileo, or two days later from Galileo.

Bank fees consist of account fees charged to the Company's customers. The customers make an election on how much they wish to pay the Company, based on their percieved value of the services. This program is called the "Pay What Is Fair" (PWIF) program. The payment is at the customer's discretion and can be modified at any time. The Company recognizes PWIF revenue monthly when collected from customers. Uncollected balances are not accrued, as they usually result from overdrawn or closed accounts.

Program revenues are premium services offered to customers under the cash management program. Customers who opt into the programs have the option of paying a monthly fee or an annual program fee for the premium services. Under the program, the customers receive special reporting on their enviornmental profile based on their spending, higher interest rates on their cash balances, and participation in a carbon credit program to offset their carbon footprint. The Company recognizes these revenues monthly on the anniversary day the customer signed up. As of December 31, 2020, the Company recognized $196,916 of deferred revenue for the uneared portions of the annual premium service subscriptions.

The Company's future revenue is expected to be composed of subscription fees, which will be subject to the new revenue recognition guidance

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

d) Income Taxes
The Company is organized as a limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of its Parent.

FASB Accounting Standards Codification (ASC) Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions through December 31, 2019. Further, as of December 31, 2020 the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

e) Receivable from and Payable to Customers
Receivable from and payable to customers arise primarily from the Company's operations of cash management accounts for customers. Receivables from customers consist primarily of customer overdrafts receivable. Payable to customers consist primarily of unsettled amounts in transit.

f) Use of Estimates
The preparation of financial statements in conformity with GAAP generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Contingent Liabilities
The Company is a party to legal and regulatory actions relating to customers' accounts and regulatory requirements as a normal part of carrying on its business. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

4. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Related Party Transactions
The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs. Total costs allocated to the Company during 2020 were $7,942,224. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2020 the intercompany balance to the Parent was $444,182, which is reflected on the statement of financial condition. For the fiscal year, $7,250,000 of the accounts payable to the Parent was forgiven and converted to capital.

The Company earns quarterly PWIF "Pay What is Fair" fees for servicing two affiliated funds. During the fiscal year the total fees earned were $2,450,017.

Notes to Financial Statement
For the Fiscal Year January 1, 2020 to December 31, 2020

6. Net Capital Requirement
The Company is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of the greater of 2% of aggregate debits in the customer reserve formula, or $250,000. As of December 31, 2020, the Company had net capital of $3,368,075, which was $3,118,075 in excess of its required net capital of $250,000.

7. Lease Accounting
In connection with FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statement using a modified retrospective transition approach. The Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

8. Subsequent Events
The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement, including a capital contribution from the Parent in the amount of $1,000,000 on January 31, 2021. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statement.

9. Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

10. COVID-19 IMPACT
Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainly.